

Mail Stop 3561

July 11, 2018

Via E-mail
Natalija Tunevic
President
FreeCook Corporation
Vilniaus g.31
Vilnius, LT-01402
Lithuania

> **Re:** **FreeCook Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 2, 2018**
> **File No. 333-225433**

Dear Ms. Tunevic:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Financial Statements
Notes to the Financial Statements
Note 7 – Subsequent Events, page F-9

1.   We noted that you have changed the period for which you have evaluated subsequent events to an earlier date. Please tell us why the change occurred and how your evaluation of subsequent events complies with ASC 855-10-25-1 and 25-1A.

You may contact Joanna Lam at (202) 551-3476 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining